SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X         Form 40-F
                                  ---                 ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No X
                                  ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated November 26, 2003, announcing shareholder approval of the completion of the financial restructuring of WorldHeart, subject to certain filings, and the reverse split of WorldHeart's common shares.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

                WORLDHEART HOLDS SPECIAL MEETING OF SHAREHOLDERS

                        COMPLETES FINANCIAL RESTRUCTURING

     ANNOUNCES NOVACOR(R) LVAS PRODUCTION TO INCREASE TO 400 SYSTEMS IN 2004

OTTAWA, ON - November 26, 2003 (OTCBB: WHRTF, TSX: WHT) - The financial restructuring of World Heart Corporation ("WorldHeart") was completed yesterday, subject to certain filings, by vote of shareholders at a Special Meeting of Shareholders in Toronto, Ontario.

On September 23, 2003, WorldHeart completed a $63.5 million issue of common shares and warrants and converted US$58 million of preferred shares to approximately 4.98 million common shares.

Shareholders approved yesterday the conversion of the remaining US$20 million preferred shares, plus approximately US$3.5 million of accrued dividends for 3.5 million common shares, and 7 million warrants carrying similar terms as warrants issued as part of the September 23, 2003 transaction.

WorldHeart's capital is now represented by approximately 105 million common shares. The company also has no debt (except for normal trade obligations) and following conversion of the US$20 million Series A preferred shares, there will be no preferred shares outstanding. Based on the September 30, 2003 financial statements, the company's net book value per common share for 105 million shares outstanding would be $0.56, compared with ($2.86) before these financing transactions.

Shareholders also approved a consolidation of common shares ("reverse split") on a one for seven basis. The company will issue new share certificates to existing shareholders, with one new common share to be issued for each seven existing common shares that are held. Total shares outstanding post-consolidation will be approximately 15 million, with net book value per share, based on the September 30, 2003 financial statements, of $3.92. Trading on a post-consolidation basis is expected to begin on the Toronto Stock Exchange ("TSX") and in the U.S. Over-the-Counter Bulletin Board ("OTCBB") late next week, following required filings.

The company will issue a statement in advance of the trading date when that date is fixed.

WorldHeart believes that, after the consolidation, it will meet all requirements for NASDAQ listing except for minimum trading price per common share. To meet NASDAQ requirements, the minimum closing bid price for 90 consecutive trading days must be at least US$4.00 per share for NASDAQ Smallcap Market listing, and at least US$5.00 per share for National Market listing. The company intends to pursue a NASDAQ listing as soon as the share price requirement is satisfied.

The Employee Stock Option Plan was amended and approved by shareholders with total options available to employees reduced to 10% of outstanding shares, compared with 16% prior to the financial restructuring.

Chief Executive Officer, Roderick M. Bryden, told shareholders that production of Novacor(R) LVAS (left ventricular assist system) will increase from 103 units in 2003 to 400 units in 2004, in response to increased demand. "We do not yet have order backlog to ensure that all production will be sold during 2004, but the potential cost of carrying extra inventory into 2005 will be much less than the cost savings resulting from predictable increased production volume," Mr. Bryden said.

"The Novacor LVAS has an excellent record for reliability, and we sell with a three-year warranty unique in the industry. Our risk of stroke is now competitive with the approved alternative, permitting patients to more confidently have the long-term reliability and predictability of Novacor LVAS," he said.

"Since the company was funded on September 23, 2003, we have enjoyed response from U.S. implant centers that have, to this time, not implanted Novacor LVAS. Since the November 5, 2003 announcement of an intended Randomized Trial for Equivalency with the HeartMate(R) XVE LVAS (left ventricular assist system) for Destination Therapy, some 20 U.S. centers have initiated discussion with us for potential participation in this Trial. We intend to submit Trial design and protocols to the Food and Drug Administration ("FDA") in early January 2004, with an anticipated 30-day response. We expect to begin enrolling centers and patients during the first quarter of 2004," Mr. Bryden told the meeting.

Enhancements to Novacor LVAS are expected to be approved by the FDA this year, which reduce the size and weight of external batteries, and make operation of the system simpler and quieter.

A decision is expected during the first quarter of next year respecting the previously announced Premarket Approval (PMA) Supplement seeking expansion of the population eligible to receive Novacor LVAS as Bridge to Transplantation.

About Novacor(R) LVAS
---------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.


For more information, please contact:
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Mark Goudie
VP of Finance and CFO
World Heart Corporation
(613) 226-4278, ext: 2509, or (510) 563-4995


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


  Date:  November 26, 2003               By: /s/ Mark Goudie
                                            ------------------------------------
                                            Name:  Mark Goudie
                                            Title: Chief Financial Officer